SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, CA 95124

PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

April 10, 2006

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jay Ingram

Re:	Secure Computing Corporation

Response to SEC Review Comments dated March 27, 2006 on Registration Statement on Form S-3 filed March 1, 2006

File No. 333-132130

Commission File No: 000-27074

Dear Gentlemen:

This letter is in response to the letter dated March 27, 2006 to Secure Computing Corporation regarding Secure Computing’s Registration Statement on Form S-3 filed with the SEC on March 1, 2006 (File No. 333-132130, Commission File No. 000-27074). The following responses are keyed to the Staff’s comments.

Selling Stockholder, page 15

(1) Please disclose whether Warburg Pincus Private Equity IX, LP is an affiliate of a registered broker-dealer. If so, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Representatives of Warburg Pincus Private Equity IX, LP have informed us that they are not affiliated with a registered broker-dealer. In addition, Warburg Pincus Private Equity IX, LP represented to us in the Securities Purchase Agreement dated as of August 17, 2005 that they were acquiring the securities solely for their own account and not with a view to or for sale in connection with the distribution of the securities.

Where You can Find More Information, page 18

(2) Please update the Commission’s address, which is 100 F. Street, N.E., Washington, D.C. 20549.

We have revised the Registration Statement to comply with the Staff’s request.

Incorporation of Certain Information by Reference, page 18

(3) Update to include the Form 8-K dated March 3, 2006 and filed on March 7, 2006. Also, your references to Forms 8-K filed January 31, 2006 appears to be incorrect. There were two Forms 8-K filed on February 3, 2006, one dated January 31, 2006 and the other February 2, 3006. Please revise or advise.

We have revised the Registration Statement to comply with the Staff’s request.

Part II- Information Not Required in Prospectus

Undertakings

(4) Please provide the full undertakings required by Item 512(a) of Regulation S-K. It appears that you have omitted the undertaking contained in Item 512(a)(5) of Regulation S-K.

We have revised the Registration Statement to comply with the Staff’s request.

Exhibits/Legality Opinion

(5) Revise to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution, and reported decisions interpreting those laws.

Heller Ehrman LLP concurs with the Staff’s understanding that the reference and limitation in Heller Ehrman’s legal opinion to the Delaware General Corporations Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Form 10-K for the fiscal year ended December 31, 2005

(6) Please ensure that Part III of your Form 10-K is filed before the effective date of the current registration statement on Form S-3. Refer to CF Tel. Interp. H6.

Portions of our Proxy Statement for our Annual Meeting of Stockholders to be held May 17, 2006 were incorporated by reference in Part III of our Form 10-K for the fiscal year ended December 31, 2005. Our definitive Proxy Statement was filed with the Securities and Exchange Commission on March 31, 2005.

You may contact the undersigned at (408) 979-6182 with questions or our legal counsel, Kyle Guse of Heller Ehrman LLP at (650) 324-6715.

Very truly yours,

/s/ Mary Budge
Mary Budge
Senior Vice President, Secretary and
General Counsel of Secure Computing Corporation

/s/ Kyle Guse
Kyle Guse
Heller Ehrman LLP
(in connection with Comment 5 only)

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